# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cable One, Inc., CIK 0001632127
CUSIP: 12685J105
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 210 E. EARLL DRIVE, PHOENIX, Arizona (AZ), 85012
Date of event which requires filing of this statement: 07/01/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000887777

## Reporting persons
- DAVENPORT & Co LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 286,478; shared voting power 0; sole dispositive power 286,488; shared dispositive power 0; aggregate amount beneficially owned 286,488 (5.05% of the class)

## Item 1. Issuer
Name of issuer: Cable One, Inc.
Address of issuer's principal executive offices:
210 E. EARLL DRIVE, PHOENIX, ARIZONA
85012

## Item 2. Person Filing
Name of person filing: DAVENPORT & Co LLC
Address of principal business office or, if none, residence:
ONE JAMES CENTER
901 E CARY STREET STE 1100
RICHMOND, Virginia
23219
Citizenship: DAVENPORT & Co LLC - VIRGINIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 286,488
Percent of class: 5.05
Sole power to vote or to direct the vote: DAVENPORT & Co LLC - 286,478
Shared power to vote or to direct the vote: DAVENPORT & Co LLC - 0
Sole power to dispose or to direct the disposition: DAVENPORT & Co LLC - 286,488
Shared power to dispose or to direct the disposition: DAVENPORT & Co LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DAVENPORT & Co LLC: Stefanie Boykin, Stefanie Boykin/Compliance Manager (07/13/2026)